Filed pursuant to Rule 433
Registration No. 333-177632

February 21, 2012

METHANEX CORPORATION

Final Term Sheet

US$250,000,000 5.25% Senior Notes due 2022 (the “Notes”)

Issuer:	Methanex Corporation

Format:	SEC Registered

Security Type:	Senior Notes

Principal Amount:	US$250,000,000

Maturity Date:	March 1, 2022

Interest Rate:	5.25%

Yield to Maturity:	5.300%

Spread to Benchmark Treasury:	325 basis points

Benchmark Treasury:	UST 2.000% due February 15, 2022

Benchmark Treasury Price / Yield:	99-17+ / 2.050%

Optional Redemption:	The Notes will be redeemable at the Issuer’s option at any time, in whole or in part, at the greater of (1) 100% of the principal amount of Notes being redeemed and (2) a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest to the redemption date.

Interest Payment Dates:	March 1 and September 1, beginning September 1, 2012

Price to Public:	99.615%

Denominations:	US$2,000 and integral multiples of US$1,000 in excess thereof

Trade Date:	February 21, 2012

Settlement Date:	February 28, 2012 (T+5)

Expected Ratings:	See “Ratings of the Notes” below.

Joint Book-Running Managers:	BNP Paribas Securities Corp. RBS Securities Inc.

Co-Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC CIBC World Markets Corp.

CUSIP / ISIN:	59151K AG3 / US59151KAG31

We expect that delivery of the Notes will be made against payment therefor on or about February 28, 2012, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

RATING OF THE NOTES

The following table discloses the expected credit ratings assigned to, and the outlook for, the Notes by the following rating agencies:

Rating Agency	Ratings for the Notes	Outlook for the Notes
Moody’s	Ba1	Positive
S&P	BBB–	Stable

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings expected to be accorded to the Notes by the rating agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will be granted or if granted remain in effect for any given period of time or that any such rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this term sheet.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, debt securities rated Baa are subject to moderate risk. They are considered as medium-grade obligations and, as such, may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674 or RBS Securities Inc. at 1-866-884-2071.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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